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September 6, 2019

Re:	36Kr Holdings Inc. (CIK No. 0001779476) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 14, 2019

Confidential

Ms. Amanda Kim

Mr. Craig Wilson

Mr. Matthew Crispino

Ms. Barbara C. Jacobs

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Amanda Kim, Mr. Craig Wilson, Mr. Matthew Crispino and Ms. Barbara C. Jacobs:

On behalf of our client, 36Kr Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 28, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 14, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in September 2019 and to request that the Staff declare the effectiveness of the Registration Statement in October 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Prospectus Summary

Our Business, page 1

1.              We note your response to prior comment 1. Please clarify, as you state in your response, that none of your Global Fortune 100 or Top 100 New Economy customers individually contributed significantly to your 2018 revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Data, page 78

2.              We note your response to prior comment 6. Please expand your disclosures of the Average Monthly Page View to include a discussion that will provide an understanding of the correlation of the Average Monthly Page View to the Cost per Day and cost-per-advertisement models. You note in your response that page views are apparently not a direct contributor to revenues but provide an indirect benefit that “enhances the Company’s brand awareness and influence.” In addition, in view of your Risk Factor disclosures that state, “Our business, prospects and financial results may be affected by our relationship with third-party platforms” and that key operating metrics “are calculated using our internal data as well as third-party platform’s data, [and] have not been validated by an independent third party, and may not be indicative of our future operation results”, it would appear to be material information to investors to include the tabulation of page views between your self-operated platforms and third party platforms to provide insight into your disclosed risks.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 18 and 80 of the Revised Draft Registration Statement.

2. Significant Accounting Policies

(n) Revenue recognition, page F-21

3.              We note your response to prior comment 16 that articles are initially displayed in a prominent position of the 36Kr Platforms for a very short period of time and can only be accessed by search subsequent to this initial display. Please tell us if revenues are only earned when the articles are initially displayed or if the customers are also obligated to make additional payments when articles are displayed upon subsequent searches. Please tell us how you evaluated whether revenues from the initial posting or any subsequent search revenues represent performance obligations satisfied over time. We refer you to ASC 606-10-25-27 and ASC 606-10-55-4 to 6.

The Company respectfully advises the Staff that pursuant to the contract entered into with the customer under the cost-per advertisement model, the revenues are only earned when the articles are initially displayed. The customers are not obligated to make additional payments when articles are displayed upon subsequent searches pursuant to the contract. There is no contractual obligation for the Company to push the articles again after the first publishing, nor is the Company obligated to maintain the articles on the platforms to be searched since the initial display.

The Company considers maintaining such articles on its platform for subsequent searches is not a performance obligation to the customer for the reasons as follows:

(a)         Maintaining such articles on the platform for subsequent searches is not an obligation explicitly stated in the contract with the customer;

(b)         Maintaining articles on the platform for subsequent searches is not only specifically for those paid articles, the Company maintains other articles at its discretion  on its platforms for subsequent search no matter they are paid or not;

(c)          According to the business practices and statistics of the page views, the page views of those articles are minimal shortly after the initial posting, and they will be seldom accessed thereafter;

(d)         From the customer’s perspective, the key purpose and expectation of such advertisement is to post the articles about their brand and products on 36Kr platforms as 36Kr is a reputable New Economy media platform in China. The customers are not charged based on the page views or clicks for such advertisements. They are only obligated to the payment once the articles are initially displayed.

Per ASC 606-10-25-16A, an entity is not required to assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.Therefore, although the Company usually maintaining such articles on their platform, it is not a performance obligation to the customers.

With respect to the initial posting revenue under cost-per-advertisement model, the Company respectfully advises the Staff on the analysis of the point in time revenue recognition which was included in the response to prior comment 16 according to the relevant guidance of ASC 606-10-25-27 and ASC 606-10-55-4 to 6 as follows:

(i)                                     The customer could not receive or consume the benefits until the Group posts the articles on its platform. In addition, as the period to display the articles on the prominent position is very short after posting, almost all the economic benefit enjoyed by the customer would be realized at the time the articles are posted;

(ii)                                  The Group’s performance does not create or enhance an asset that the customer controls since the Group controls the articles until the article is posted publicly on 36Kr platform;

(iii)                               The Group’s performance does not create an asset with alternative use to the Group; however, according to the contract and the business practices, the Group has the right to payment only when the article is posted, but not the right to payment for its performance.

In conclusion, based on the analysis above according to the relevant guidance of ASC 606, the Group considers that point in time revenue recognition of cost-per-advertisement model is appropriate.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Jihong Liang at +86 136-1122-3950 (liangjihong@36kr.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Dagang Feng, Chief Executive Officer
Ms. Jihong Liang, Chief Financial Officer
36Kr Holdings Inc.

Mr. Chris Lin
Simpson Thacher & Bartlett LLP